Exhibit 99.21

Consent of Holger Krutzelmann

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of information derived from the technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010, and the technical report entitled “Technical Report on the Mesquite Mine, Brawley, California, USA” dated February 26, 2010, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 31st day of March, 2011

/s/ Holger Krutzerlmann
Name:	Holger Krutzelmann
Title:	P. Eng and former Principal Metallurgist
for Roscoe Postle Associates Inc.